

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2025

William Irby
Chief Executive Officer
AgEagle Aerial Systems Inc.
8201 E. 34th Street N, Suite 1307
Wichita, Kansas 67226

> **Re: AgEagle Aerial Systems Inc.**
> **Registration Statement on Form S-3**
> **Filed September 10, 2025**
> **File No. 333-290164**

Dear William Irby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Justin A. Santarosa